UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

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GXO LOGISTICS, INC.
(Name of Issuer)

________________________________________

COMMON STOCK, Par Value $0.01 Per Share

(Title of Class of Securities)

36262G 101

(CUSIP Number)

Jacobs Private Equity, LLC

Bradley S. Jacobs

350 Round Hill Road

Greenwich, Connecticut 06831

Telephone: (203) 413-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 11, 2022

(Date of Event which Requires Filing of this Statement)

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If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36262G 101	SCHEDULE 13D	Page 2 of 6

1	NAME OF REPORTING PERSON Jacobs Private Equity, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable. See Item 3.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,300,701
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 1,300,701
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,300,701
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%(1)
14	TYPE OF REPORTING PERSON OO

(1)	Calculated based on 118,615,116 shares of common stock, par value $0.01 per share (the “Shares”), of GXO Logistics, Inc. outstanding as of August 1, 2022.

CUSIP No. 36262G 101	SCHEDULE 13D	Page 3 of 6

1	NAME OF REPORTING PERSON Bradley S. Jacobs
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable. See Item 3.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,689,190(2)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 1,689,190(2)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,689,190(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%(3)
14	TYPE OF REPORTING PERSON IN

(2)	Mr. Jacobs has indirect beneficial ownership of 1,300,701 Shares as a result of being the managing member of Jacobs Private Equity, LLC (“JPE”). In addition, Mr. Jacobs holds directly 388,489 Shares.
(3)	See footnote 1.

CUSIP No. 36262G 101	SCHEDULE 13D	Page 4 of 6

This Amendment No. 2 (this “Amendment”) amends and supplements the information set forth in the Schedule 13D filed with the Securities and Exchange Commission on February 11, 2022 (as amended, this “Schedule 13D”), relating to the shares of common stock, $0.01 par value per share (the “Shares”) of GXO Logistics, Inc. (the “Company”), with its principal executive offices located at Two American Lane, Greenwich, CT 06831. All capitalized terms not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by the following:

On August 11, 2022, Jacobs Private Equity, LLC (“JPE”) disposed of 5,167,500 Shares in a transaction effected automatically pursuant to a selling plan of JPE that is intended to comply with Rule 10b5-1(c) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The shares were sold by JPE for tax and estate planning purposes.

CUSIP No. 36262G 101	SCHEDULE 13D	Page 5 of 6

Item 5. Interest in Securities of the Issuer.

(a)-(c) For the purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as of the date of this Amendment, JPE beneficially owns 1,300,701 Shares. The number of Shares beneficially owned represents, for the purposes of Rule 13d-3, approximately 1.1% of the outstanding shares of voting stock of the Company based on 118,615,116 Shares outstanding as of August 1, 2022 as reported by the Company in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2022 filed with the Securities and Exchange Commission on August 3, 2022. JPE has the sole power to vote or to direct the vote of, and the sole power to dispose or to direct the disposition of, the Shares described in this paragraph.

For the purposes of Rule 13d-3 promulgated under the Exchange Act, as of the date of this Amendment, Mr. Jacobs beneficially owns 1,689,190 Shares. The number of Shares beneficially owned includes 1,300,701 Shares indirectly beneficially owned by Mr. Jacobs through JPE and 388,489 Shares directly beneficially owned by Mr. Jacobs. The total number of Shares directly and indirectly beneficially owned by Mr. Jacobs represents, for the purposes of Rule 13d-3, approximately 1.4% of the outstanding shares of voting stock of the Company based on 118,615,116 Shares outstanding as of August 1, 2022 as reported by the Company in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2022 filed with the Securities and Exchange Commission on August 3, 2022.

Except for the foregoing, neither Reporting Person has effected any transaction in the Shares during the past sixty days.

(e) Effective as of the disposition described in this Amendment, each of the Reporting Persons has ceased to be a beneficial owner of more than five percent of the Shares, and accordingly, their obligations to file a Schedule 13D have been terminated.

CUSIP No. 36262G 101	SCHEDULE 13D	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 12, 2022

JACOBS PRIVATE EQUITY, LLC

By:	/s/ Bradley S. Jacobs
Name: Bradley S. Jacobs Title: Managing Member

/s/ Bradley S. Jacobs
Name:	Bradley S. Jacobs